W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com
June 8, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Attn:	Brian R. Cascio Accounting Branch Chief

Re:	AGCO Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed on February 25, 2011 File No. 001-12930
Dear Mr. Cascio:
     The following are the responses of AGCO Corporation to the comments of the Staff of the Securities and Exchange Commission on AGCO’s Form 10-K for the fiscal year ended December 31, 2010, as such comments were transmitted to AGCO in a letter from the Staff dated May 27, 2011. We are submitting this letter on behalf of AGCO, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to AGCO.
Form 10-K for the Fiscal Year Ended December 31, 2010
Liquidity and Capital Resources, page 30
Comment No. 1:
We refer to your disclosure on page 71 that you have $2.6 billion of undistributed earnings that are indefinitely reinvested outside the U.S. If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to the cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response:
As of December 31, 2010, approximately 80% of our cash and cash equivalents were held outside of the U.S. This amount is roughly proportionate to the amount of the Company’s net sales and size of operations that occur or are located outside of the U.S. In addition, in the last several years, a majority of
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June 8, 2011

our cash has been utilized in regions outside of the U.S. for capital expenditures related to our foreign manufacturing facilities, expansion into emerging markets, and acquisitions outside of the U.S. Correspondingly, cash and cash equivalents in the U.S. also are roughly proportionate to the amount of our net sales and size of operations that occur or are located in the U.S. and are sufficient to fund operating needs in the U.S. In addition, within the U.S., we have access to a $300 million revolving credit facility and to public and private debt and equity markets as a means to generate liquidity. Consistent with our disclosure in our Form 10-K, it is currently our intention to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries in those subsidiaries. There are no cash or investments held by foreign subsidiaries where we consider earnings to be indefinitely reinvested that would be unavailable for general corporate use, as there are no contractual or structural constraints that would prohibit such use. We therefore believe that our current disclosure regarding our liquidity and capital resources is adequate.
Financial Statements
Note 5. Investment in Affiliates, page 69
Comment No. 2:
Please tell us your consideration of the requirements of Rule 3-09 of Regulation S-X as it relates to your investments accounted for under the equity method.
Response:
As of December 31, 2011, the Company’s equity method investments consist primarily of manufacturing joint ventures in France, Italy and Argentina and retail finance joint ventures located in the United States, Canada, Brazil, Germany, France, the United Kingdom, Australia, Ireland and Austria. Each retail finance joint venture operates under separate, distinct legal entities in each of the respective countries, and is controlled by subsidiaries of Coöperative Centrale Raiffeisen-Boerenleenbank B.A., or “Rabobank.” Due to the fact that each of these joint ventures is a separate legal entity, we evaluate each joint venture separately under Rule 3-09 of Regulation S-X. The United States retail finance joint venture, AGCO Finance LLC, which typically is the largest joint venture in terms of income, met the quantitative thresholds of Rule 3-09 in prior years, and, as a result, its financial statements were included in previous filings (1999 through 2001 Form 10-Ks). Subsequently, neither it nor any of the Company’s smaller retail finance, manufacturing or other joint ventures has met the quantitative thresholds.
Note 8. Employee Benefit Plans, page 83
Comment No. 3:
In future filings please disclose how you determined the fair value of “alternative investments” and “miscellaneous funds” included in level 3 pension assets.

June 8, 2011

Response:
In future filings, unless the amounts are clearly insignificant, we will disclose how we determine the fair value of “alternative investments” and “miscellaneous funds” included in level 3 pension assets.
Note 11. Contingencies, page 97
Comment No. 4:
We note your disclosures on page 97 that you are a party to various other legal claims and actions and that you believe that none of these claims or actions, either individually or in the aggregate, is material to your business or financial condition. Please revise future filings to explain the possible effect on your financial statements as a whole, including your consolidated statement of operations, rather than just on your financial condition. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.
Response:
In future filings, we will explain the possible effect of legal claims and actions on AGCO’s financial statements as a whole, including upon the consolidated statement of operations.
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     We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.
Very truly yours,
W. Brinkley Dickerson, Jr.
WBD, Jr.:lb

cc:	Debra Kuper, Vice President, General Counsel and Corporate Secretary Andrew H. Beck, Senior Vice President and Chief Financial Officer Lara Long, Vice President, Corporate Accounting and Reporting

AGCO CORPORATION
June 8, 2011
AGCO Corporation acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Sincerely yours,
/s/ Debra E. Kuper
Debra E. Kuper
Vice President, General Counsel and
Corporate Secretary